

January 24, 2020

William C. Losch, III
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re: First Horizon National Corporation**
> **Registration Statement on Form S-4**
> **Filed December 31, 2019**
> **File No. 333-235757**

Dear Mr. Losch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please disclose here the number of depositary shares representing 1/400th of an interest of First Horizon Series B preferred stock, First Horizon Series C preferred stock and First Horizon Series D preferred stock and the underlying Series B, Series C and Series D shares of preferred stock that you are offering. In addition, please disclose the aggregate value of the merger consideration.

Summary
Interests of Certain First Horizon Directors and Executive Officers in the Merger, page 22

2. We note that, in connection with the merger, named executive officers of First Horizon and IBKC will receive grants of closing incentive restricted stock awards. Please revise to

include quantitative information regarding these awards here. In addition, please provide a brief summary of the terms of Mr. Byrd's compensation following the closing of the merger, including quantitative information.

Governance of the Combined Company After the Merger
Bylaws, page 24

3. Please provide a brief summary of the amendments to the bylaws of First Horizon here and discuss such amendments in greater detail in an appropriate section of your prospectus. In this regard, we note your disclosure that the merger agreement requires First Horizon to implement "certain governance matters for the combined company following the completion of the merger."

Combining First Horizon and IBKC may be more difficult, page 44

4. Please disclose the "anticipated cost savings" from combining the businesses of First Horizon and IBKC in an appropriate section of your prospectus and disclose a brief description of how you calculated such cost savings, to the extent practicable, or advise. In addition, we note your disclosure regarding the transaction and integration costs in connection with the merger on page 48. Please provide an estimate of the expected transaction and integration costs here, or advise.

Risk Factors
In connection with the merger, First Horizon will assume IBKC's outstanding debt obligations and preferred stock, page 48

5. Please disclose here quantitative information regarding IBKC's outstanding debt obligations, so that investors can assess the risk.

The Merger
Background of the Merger, page 67

6. We note your disclosure that each of the board of directors of IBKC and First Hoizon reviewed and assessed their respective strategic opportunities from time-to-time. Your disclosure does not appear to mention any discussions of business combinations by First Horizon with any entities other than IBKC. Please explain the extent to which First Horizon considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why First Horizon did not expand its search.

7. We note the disclosure that the financial advisors reviewed projections provided by First Horizon and IBKC. Please disclose any material projections that were provided by First Horizon to IBKC or its financial advisers as well as any material projections that were provided by IBKC to First Horizon or its financial adviser. Alternatively, please tell us why you believe that such disclosure is not material to an investor's voting decision. We also note that Morgan Stanley reviewed certain financial projections furnished to it by the

management of IBKC and First Horizon. In this regard, we note that you have included the unaudited financial forecasts that were provided by IBKC and First Horizon to KBW and Goldman Sachs for the purpose of performing financial analyses in connection with their respective opinions.

8.   We note your disclosure on page 71 that, at a meeting held by the IBKC board with members of IBKC's management on October 15, 2019, IBKC reviewed the process conducted to date with respect to looking at "both potential buyers of IBKC." Please disclose the material facts related to these potential buyers of IBKC. In this regard, we note that the IBKC was in discussion with Party A but that these discussions ended on August 30, 2019, when Party A communicated that it was no longer interested in a merger with IBKC. In addition, we note your disclosure that, on October 20, 2019, Sullivan & Cromwell provided a term sheet to Simpson Thacher that outlined the proposed terms of Mr. Byrd's employment with First Horizon following the closing of a transaction and that, on October 31, 2019, First Horizon provided IBKC with a draft of Mr. Jordan's employment agreement to be effective upon and subject to the closing of the merger. Please provide a summary of the material terms of these agreements and any material negotiations or discussions regarding these agreements. Similarly, please describe in greater detail the discussions and negotiations regarding the exchange ratio, including which party initially proposed the consideration, and whether either party proposed changes to it as negotiations continued.

Opinions of IBKC's Financial Advisors
Opinion of Keefe, Bruyette & Woods, Inc., page 88

9.   We note the disclosure on page 91 that, because the estimates used in KBW's analyses are inherently subject to uncertainty, KBW assumes no responsibility or liability for their accuracy. Please remove this disclaimer and all similar disclaimers, including Goldman Sach's disclaimer on page 107 that none of IBKC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast," because, while it is acceptable for a financial advisor to include language that qualifies the estimates or analyses or describes the uncertainties, it cannot disclaim responsibility for them. In addition please disclose the compensation IBKC paid to KBW or its affiliates during the past two years. In this regard, we note your disclosure on page 98 that in the past two years KBW provided investment banking or financial advisory services to IBKC and received compensation for such services. Similarly, disclose any material relationship that existed during the past two years between Goldman Sachs and its affiliates and IBKC, if any.

Opinion of Goldman Sachs & Co. LLC
Summary of Financial Analyses
Selected Companies Analyses for IBKC, page 101

10.   We note the disclosure on page 101 that Goldman Sachs selected publicly traded banking

industry companies with operations that, for purposes of analysis, may be considered "similar to certain operations of IBKC." Please expand your disclosure of the selection criteria so that investors understand the factors considered for comparable companies and whether any companies that satisfied the selection criteria were excluded, and, if so, why. For example, state whether Goldman Sachs considered the total assets of the companies.

Material U.S. Federal Income Tax Consequences of the Merger, page 157

11.   Please revise the Material U.S. Federal Income Tax Consequences of the Merger section to set forth counsels' opinions of each material tax consequence. For example, the disclosure on page 157 assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsels' opinions as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. For further guidance, please refer to Staff Legal Bulletin No. 19. We may have further comments after you file Exhibits 8.1 and 8.2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 161

12.   We note your presentation of pro forma adjustment A to reduce "cash and due from banks" to reflect cash of $521.1 million used to purchase branch loans and related fixed assets and assume branch deposits acquired from SunTrust Bank. However, the disclosure to footnote A on page 167 indicates that the adjustment is made to "interest bearing cash" rather than cash and due from banks, as shown on page 162. Please clarify which cash line item the $521.1 million should be deducted from and revise your presentation or disclosures to reconcile this discrepancy accordingly.

13.   We note your presentation of pro forma adjustment F to reduce "interest bearing cash" to reflect $203.1 million of contractually obligated merger costs. Please disclose the nature of the contractually obligated merger costs of $203.1 million and how they differ from the $36.5 million of after-tax contractually obligated merger costs referenced in your pro forma adjustment S. In addition, tell us why the adjustment is applied against interest bearing cash rather than "cash and due from banks" or "total cash and cash equivalents."

Comparison of Shareholders' Rights, page 199

14.   We note that First Horizon's forum selection provision identifies a state court or federal court located within Shelby County in the State of Tennessee as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provision does apply to claims under the federal securities laws, please include a risk factor addressing the risks of the provision. In addition, we note that the deposit agreements with the holders of deposit receipts for the Preferred Series B, C and D shares issued in

connection with the merger identify the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action, proceeding or claim against the depositary. Please disclose whether this provision in the agreements applies to actions arising under the Securities Act or Exchange Act. If this provision in the agreements does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provision does apply to claims under the federal securities laws, please include a risk factor addressing the risks of the provision.

Where You Can Find More Information, page 216

15.   Please identify the file numbers and dates of the registration statements that are incorporated by reference into the prospectus.

General

16.   Please provide your basis on which you have concluded that the transaction will not have a going private effect on IBKC. For instance, we note that certain of IBKC's directors and officers will continue to serve as directors or officers, as applicable, of the combined company. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction, including any reliance on the exceptions to the rule's applicability. In this regard, we note that cash will be paid in lieu of any fractional shares of First Horizon common stock. Specifically address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security. Please also address: (i) the number of IBKC security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; and (ii) the estimated amount of cash payable to dispose of the fractional interests; and the (iii) the number of IBKC security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Refer to Question and Answer 11 in Exchange Act Release No. 34-17719 (April 13, 1981), which addresses only a scenario where security holders are offered an election to receive cash.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance